

Mail Stop 4628

May 23, 2018

<u>Via E-mail</u>
Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2, place Jean Miller
La Dèfense 6
94200 Courbevoie
France

      Re: Total S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2017
              Filed March 16, 2018
              File No. 1-10888

Dear Mr. de La Chevardière:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. It appears from your disclosure on page 83 of Exhibit 15.1 that you may have had contacts with Sudan in 2017. Also, in your letter to us dated March 10, 2016, you discussed contacts with Syria and Sudan, and you noted that your affiliates might conduct certain activities in or relating to those countries in the future. As you know, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any direct or indirect contacts with Syria and Sudan since your 2016 letter, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Tell us whether any contacts involve the governments of Syria or Sudan or entities

controlled by their governments. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Krystian Czerniecki, Esq.
        Sullivan & Cromwell LLP

        John Reynolds
        Assistant Director